SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) OR 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Thomson

(Name of Subject Company (Issuer))

Thomson

(Name of Filing Person (Offeror))

Options Under Thomson’s December 18, 2000 and October 12, 2001 Stock Option Plans to

Purchase Ordinary Shares, Par Value €3.75 Per Share, of Thomson

(Title of Class of Securities)

ISIN No. FR0000184533

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Frank E. Dangeard

Chief Executive Officer

Thomson

46 quai Alphonse LeGallo

92648 Boulogne Cedex

France

+33 (0)1 41 86 50 00

(Name, Address and Telephone Number of Persons Authorized to

Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copy to:

Nikolaos G. Andronikos

Sullivan & Cromwell LLP

24 rue Jean Goujon

75008 Paris

France

+33 1.73.04.10.00

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$24,843,364	$3,148

*	Estimated for purposes of calculating the filing fee only. This amount assumes that options held by eligible employees to purchase 4,397,400 ordinary shares having an aggregate value of $24,843,364 as of October 20, 2004 will be exchanged in this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The exchange rate used to convert the value of the transaction in euro to U.S. dollars for purposes of calculating the filing fee is U.S. $1.27 = €1.00, the Federal Reserve Noon Buying Rate on October 20, 2004.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, (the “Securities Exchange Act”) equals $126.70 per $1,000,000 of the value of the transaction.

☒    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,148

Form or Registration No.: Schedule TO

Filing party: Thomson

Date filed: October 25, 2004

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Introductory Statement

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on October 25, 2004, relating to an offer by Thomson (“the Company”) to eligible employees who have been conditionally granted new options to purchase ordinary shares of the Company, par value €3.75 per share (“Shares”), under the Company’s September 22, 2004 Stock Option Plan (the “New Options”) subject to exchanging for those New Options their existing options outstanding under the Company’s December 18, 2000 Stock Option Plan and the Company’s October 12, 2001 Stock Option Plan upon the terms and subject to the conditions described in the Offer to Exchange and the related cover letters and election form/transmittal letter attached to the Schedule TO.

ITEM 1. Summary Term Sheet

The Summary Term Sheet is hereby amended by deleting the first sentence of the answer to Q3 thereof and replacing it with the following sentence:

The offer is subject to the conditions described in Section 6.

ITEM 4. Terms of the Transaction

Section 3 (“Procedures”) of the Offer to Exchange is hereby amended by deleting the third paragraph thereof and replacing it with the following paragraph:

Determination of Validity; Rejection of Election Forms; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine, in our discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance of Election Forms and Change in Election Forms. Our determination of these matters will be final and binding on all parties. We may reject any or all Election Forms or Change in Election Forms to the extent that we determine they were not properly executed or delivered or to the extent that we determine it is unlawful to accept such elections to exchange. Otherwise, we will accept elections to exchange that are properly and timely made and that are not validly withdrawn. Notwithstanding any other provision of the offer and subject to applicable laws, there are certain conditions set forth in Section 6 (“Conditions of the Offer”) of the Offer to Exchange under which we would not be required to accept any elections to exchange options (and which would allow us to terminate or amend the offer). These conditions relate to the occurrence of threatened or pending actions or proceedings by any government agency, authority or tribunal or any other person relating to the offer which makes it inadvisable, illegal, or otherwise delays or restricts our ability, or render us unable, to accept elections to exchange and cancel Existing Options or to effectively grant New Options for some or all of the exchanged Existing Options. Because the offer is being made in multiple jurisdictions, these circumstances may affect option holders in one jurisdiction but not in other jurisdictions, and therefore the conditions may apply differently. In these circumstances, we may waive any of the conditions of the offer set forth in Section 6 of the Offer to Exchange or any defect or irregularity in any Election Form or Change in Election Form with respect to any particular options or any particular option holder. No form will be properly returned until all defects or irregularities have been cured by the option holder returning the form or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities involved in the return of any forms.

Section 3 (“Procedures”) of the Offer to Exchange is hereby further amended by deleting the fifth paragraph thereof and replacing it with the following paragraph:

Subject to our rights to extend and terminate the offer, we will accept promptly after the expiration of the offer all properly returned elections to exchange that have not been validly withdrawn.

Section 4 (“Change in Election”) of the Offer to Exchange is hereby amended by deleting the fifth paragraph and replacing it with the following paragraph:

Neither we nor any other person is obligated to give notice of any defects or irregularities in any Change in Election Form. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of Change in Election Forms. Our determinations of these matters will be final and binding.

Section 13 (“Material U.S. Federal and French Income Tax Consequences”) is hereby amended as follows:

(1) The first sentence under the heading “Material U.S. Federal Income Tax Consequences” is hereby deleted and replaced with the following sentence:

This section describes the material U.S. federal income tax consequences of the exchange of options under the offer.

(2) The first sentence under the heading “Material French Income Tax Consequences” is hereby deleted and replaced with the following sentence:

This section describes the material French income tax consequences of the exchange of options under the offer.

ITEM 5. Past Contacts, Transactions, Negotiations and Arrangements.

Section 10 (“Interests of Directors and Officers; Transactions and Arrangements About the Options”) of the Offer to Exchange is hereby amended by adding the following sentence at the end of that Section:

In connection with the transactions set forth in the Combination Agreement to form TTE, our joint venture with TCL International, Thomson has granted to TCL International an option to acquire up to 2.5 million Thomson shares at a price of €18.12 per share.

ITEM 8. Interest in Securities of the Subject Company.

Section 10 (“Interests of Directors and Officers; Transactions and Arrangements About the Options”) of the Offer to Exchange is hereby amended by deleting the fifth paragraph thereof which refers to certain Items of the Company’s Annual Report on Form 20-F.

ITEM 10. Financial Statements.

Item 10 of the Schedule TO is hereby amended and restated as follows:

(a) Financial Information.

The information set forth on pages F-1 through F-134 of the Company’s Annual Report on Form 20-F for its fiscal year ended December 31, 2003 (the “2003 20-F”) and pages 1 through 32 of the Company’s Report of Foreign Private Issuer on Form 6-K of August 4, 2004 (the “August 4, 2004 6-K”) are each incorporated herein by reference.

The Company’s book value per share as of June 30, 2004 was € 11.84. Book value per share is the value of the Group’s consolidated net equity divided by the number of its outstanding shares. (The number of shares outstanding as of June 30, 2004 of the Company amounted to 280,613,508 with a nominal value of € 3.75. As of June 30, 2004, the consolidated net equity of the Group amounted to € 3,323,000,000.)

Copies of the pages of the Company’s 2003 20-F and its August 4, 2004 6-K that are being incorporated herein are being sent to eligible employees as attachments to the Supplemental Letter to Eligible Employees, the Form of which is filed herewith as Exhibit (a)(1)(viii). (The above disclosure regarding book value per share has been included as an annex to the attachment containing the August 4, 2004 6-K information as set forth in Exhibit (a)(1)(viii) hereto.)

Information as to where the financial information incorporated by reference herein may be inspected and copies obtained is made in Section 16 (“Additional Information”) of the Offer to Exchange.

(b) Pro Forma Information.

Not applicable.

Section 17 (“Forward-Looking Statements; Miscellaneous”) of the Offer to Exchange is hereby amended by deleting the first paragraph thereof and replacing it with the following paragraph:

This Offer to Exchange and our SEC reports referred to above include forward-looking statements with respect to our financial condition, results of operations and business and certain of our plans and objectives. These statements are based on management’s current expectations and beliefs in light of the information currently available and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition to statements that are forward-looking by reason of context, other forward-looking statements may be identified by use of the terms “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “projects”, “predicts” and “continue” and similar expressions identify forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that are anticipated to occur in the future. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; our intention to introduce new products; anticipated trends in our business; and our ability to continue to control costs and maintain quality. We caution that these statements may, and often do, vary from actual results and the differences between these statements and actual results can be material.

Section 17 (“Forward-Looking Statements; Miscellaneous”) of the Offer to Exchange is hereby further amended by deleting the third paragraph thereof and replacing it with the following paragraph:

Forward-looking statements speak only as of the date they are made. We advise you to consult any documents we may file or furnish with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2003, and our Reports of Foreign Private Issuer on Form 6-K, including that furnished to the SEC on August 4, 2004 comprising our unaudited consolidated financial statements for the six months ended June 30, 2004 and that furnished to the SEC on October 21, 2004 comprising our unaudited consolidated results for the three months ended September 30, 2004.

ITEM 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and restated as follows so as to (i) add a reference to Exhibit (a)(1)(viii), which is attached hereto, and (ii) remove the attestation “I have read and understood all of the terms and conditions of this offer” located above the signature line on the Form of Election Form included in Exhibit (a)(1)(iii). Eligible employees are being notified of this deletion in a Supplemental Letter to Eligible Employees, the Form of which is attached as Exhibit (a)(1)(viii) hereto.

(a) (1)	(i)	Offer to Exchange, dated October 25, 2004 (furnished to eligible employees located in the United States).*

	(ii)	Information for Holders of Outstanding Options under Thomson’s December 18, 2000 and October 12, 2001 Stock Option Plans Required to Relinquish them in Order to Receive New Options under the September 22, 2004 Stock Option Plan, dated October 25, 2004 (furnished to eligible employees located in countries outside the United States).*

	(iii)	Form of Chairman Cover Letter and Form of Informational Cover Letter to eligible employees with attached Form of Election Form (the Form of Election Form also constitutes translation of the document furnished in French to eligible employees in France).*

	(iv)	Form of Notice of Change in Election From Accept to Reject (also constitutes translation of the document furnished in French to eligible employees in France).*

	(v)	Form of Notice of Change in Election From Reject to Accept (also constitutes translation of the document furnished in French to eligible employees in France).*

	(vi)	Confirmation of Grant of Options (also constitutes translation of the document furnished in French to eligible employees in France).*

	(vii)	Confirmation of Rejection of Options (also constitutes translation of the document furnished in French to eligible employees in France).*

	(viii)	Form of Supplemental Letter to Eligible Employees. (The information set forth on pages F-1 through F-134 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 and pages 1 through 32 of the Company’s Report of Foreign Private Issuer on Form 6-K of August 4, 2004, each attached to the Supplemental Letter being sent to Eligible Employees, are incorporated herein by reference. The disclosure regarding book value per share contained in Item 10 has been included as “Annex to H1 Results” to the attachment containing the August 4, 2004 6-K information as set forth in Exhibit (a)(1)(viii)).

(a) (2)	None.

(a) (3)	Not applicable.

(a) (4)	Section 10(a) prospectus forming part of the Company’s Registration Statement on Form S-8 under which the New Options and the Shares for which they are exercisable have been registered on the date hereof for purposes of offers and sales of these securities in the United States. This prospectus is constituted by the following documents, which are incorporated herein by reference:

	(i)	Guidelines Intended for the Beneficiaries of Thomson’s September 22, 2004 Stock Option Plan (U.S. Residents), including the statement of availability of registrant information and other information required by Item 2 of Form S-8. (Exhibit 4.4 to the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2004.)

	(ii)	Thomson’s Annual Report on Form 20-F for its fiscal year ended December 31, 2003, filed with the Securities and Exchange Commission on June 29, 2004 (incorporated in the Company’s Registration Statement on Form S-8 and herein by reference).

	(iii)	Thomson’s Reports on Form 6-K furnished to the Securities and Exchange Commission on July 23, 2004, August 4, 2004 and October 21, 2004 (incorporated in the Company’s Registration Statement on Form S-8 and herein by reference).

(a) (5)	(i)	Guidelines Intended for the Beneficiaries of Thomson’s September 22, 2004 Stock Option Plan (French Residents, English translation)*

	(ii)	Guidelines Intended for the Beneficiaries of Thomson’s September 22, 2004 Stock Option Plan (Non-French Residents, excluding the United States)*

(b) Not applicable.

(d) (1)		Regulation of Thomson’s December 18, 2000 Stock Option Plan. Exhibit 4.3 to the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on February 20, 2001 and incorporated herein by reference.

(2)		Regulation of Thomson’s October 12, 2001 Stock Option Plan. Exhibit 4.3 to the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on December 20, 2001 and incorporated herein by reference.

(3)		Regulation of Thomson’s September 22, 2004 Stock Option Plan. Exhibit 4.3 to the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2004 and incorporated herein by reference.

(g) Not applicable.

(h) Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.

THOMSON

/s/ FRANK E. DANGEARD
Frank E. Dangeard
Chief Executive Officer

Date: November 10, 2004

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(viii)	Form of Supplemental Letter to Eligible Employees. (The information set forth on pages F-1 through F-134 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 and pages 1 through 32 of the Company’s Report of Foreign Private Issuer on Form 6-K of August 4, 2004, each attached to the Supplemental Letter being sent to Eligible Employees, are incorporated herein by reference. The disclosure regarding book value per share contained in Item 10 has been included as “Annex to H1 Results” to the attachment containing the August 4, 2004 6-K information as set forth in Exhibit (a)(1)(viii)).